June 3, 2016

Via Edgar

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attention:	William H. Thompson Accounting Branch Chief, Office of Consumer Products

	Re:	InterCloud Systems, Inc. Amendment No. 1 to Form 8-K filed May 31, 2016 Response Dated May 31, 2016 File No. 0-32037

Dear Mr. Thompson:

On behalf of InterCloud Systems, Inc., a Delaware corporation (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter dated June 1, 2016 (the “Comment Letter”) relating to Amendment No. 1 to the Current Report on Form 8-K filed by the Company with the SEC on May 31, 2016 (“Amendment No. 1”) and the Company’s response letter filed by the Company with the SEC on May 31, 2016. The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter. To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below.

Item 4.02(a). Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.

1.	Reference is made to the second paragraph. The description of the understatement of revenue and cost of goods sold implies that gross profit was understated by $0.5 million, rather than $0.9 million. Please clarify for us how the adjustment described in this paragraph resulted in additional gross profit of $0.9 million.

Response:

The second paragraph of Amendment No. 1 incorrectly stated that there was an understatement of cost of goods sold in the amount of $0.2 million. The error related to a customer payment described in the second paragraph of Amendment No. 1 resulted in an understatement of revenue in the amount of $0.7 million, an overstatement of cost of goods sold in the amount of $0.2 million, and an understatement of gross profit in the amount of $0.9 million for the quarter ended September 30, 2015.

Securities and Exchange Commission

June 3, 2016

The Company intends to file an Amendment No. 2 to the Current Report on Form 8-K that includes the following paragraphs to correct the foregoing and to disclose an additional error related to the financial statements for the quarter ended September 30, 2015:

“During the audit process with respect to the Annual Report on Form 10-K for the year ended December 31, 2015, the Company identified an error related to a customer payment received in the second quarter of 2015. This amount was properly recorded as deferred revenue in the second quarter; however, the revenue and cost of goods sold associated with that transaction were not properly recognized during the third quarter of 2015. This resulted in an understatement of revenue in the amount of $0.7 million, an overstatement of cost of goods sold in the amount of $0.2 million, and an understatement of gross profit in the amount of $0.9 million for the third quarter of 2015. This also resulted in an overstatement of liabilities of $0.9 million at September 30, 2015.

Also during the third quarter of 2015, in connection with a separate transaction, the Company understated the cost of inventory items sold during the third quarter of 2015 by $0.9 million. This resulted in an understatement of cost of goods sold by such amount during the third quarter of 2015 and an overstatement of inventory by such amount at September 30, 2015.

Also during the course of the current audit, it was determined in the Company’s financial statements for the quarter ended September 30, 2015 that the Company overstated certain revenue items related to the percentage of completion method of accounting. As a result, during the third quarter of 2015, revenue was overstated in the amount of $0.8 million, cost of goods sold was overstated in the amount of $0.6 million, and gross profit was overstated in the amount of $0.2 million.”

2.	Your response letter dated May 31, 2016 acknowledges the three bullet pointed items (i.e., Tandy language) described at the end of our comment letter. However, the acknowledgment was not signed by a representative from InterCloud Systems, Inc. In responding to this comment letter, please provide the Tandy language acknowledgment with a signature from an InterCloud Systems, Inc. representative.

Response: The Company has complied with this comment by filing this letter.

The Company acknowledges (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the SEC from taking any action with respect to the filing; and (iii) it may not assert the Staff’s comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We thank the Staff in advance for its consideration of the foregoing. If you have any questions regarding the foregoing, please do not hesitate to contact the Company’s legal counsel, M. Ali Panjwani, Esq., of Pryor Cashman LLP, at (212) 326-0820.

Very truly yours,

INTERCLOUD SYSTEMS, INC.

/s/ Mark Munro
Mark Munro
Chief Executive Officer

cc: Pryor Cashman LLP